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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 28th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name - if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/20/14

Finantia USA Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Finantia USA Ltd. at December 31, 2013, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

Finantia USA Ltd.
Index
December 31, 2013

Page(s)

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Finantia USA Ltd.

We have audited the accompanying statement of financial condition of Finantia USA Ltd. (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Finantia USA Ltd. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 24, 2014

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 1,667,719
Due from affiliates	156,035
Fail to deliver	1,514,917
Due from customers	521,813
Leasehold improvements and equipment (net of accumulated amortization and depreciation of $229,702)	23,423
Security deposit	99,216
Deferred tax asset	59,700
Other assets	42,809
Total assets	$ 4,085,632
Liabilities and Stockholder's Equity	
Liabilities:	
Due to affiliate	$ 72,576
Fail to receive	925,792
Due to customers	1,110,938
Income taxes payable	59,892
Accrued expenses and other liabilities	52,420
Total liabilities	2,221,618
Stockholder's Equity:	
Common stock ($.01 par value; 1,000 shares authorized, 200 issued and outstanding)	2
Additional paid-in capital	514,219
Retained earnings	1,349,793
Total stockholder's equity	1,864,014
Total liabilities and stockholder's equity	$ 4,085,632

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A. (the "Ultimate Parent").

The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through two separate affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliates and remitted to the Company periodically.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash
Cash deposits are held at two New York financial institutions and therefore are subject to the credit risk at these financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Leasehold Improvements and Equipment
Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Income Taxes
The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2010.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2013, the Company had net capital of approximately $1,385,000 which exceeded the required net capital by approximately $1,135,000.

4. Leasehold Improvements, Furniture and Equipment

Details of furniture and equipment are as follows:

Furniture	$ 40,986
Equipment	12,273
Leasehold Improvements	199,866
	253,125
Less: accumulated depreciation	(229,702)
	$ 23,423

5. Commitments

The Company leases office space under a non-cancellable lease agreement which expires September 20, 2014. The future minimum annual payments for 2014 are approximately $149,000.

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has a security deposit of $99,216 relating to the lease.

6. Income Taxes

Deferred tax assets relate to differences between book and tax relative to depreciation and deferred rent expense. The statutory rate differs from the effective rate primarily due to the effects of state and local taxes and the change in federal deferred tax rates.

7. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject

to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.